                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934

                                   March 2003

                                   AEGON N.V.





                                  50 AEGONplein

                                2591 TV THE HAGUE

                                 The Netherlands

AEGON's press release, dated March 6, 2003, is included as appendix and incorporated herein by reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AEGON N.V.
                                              -----------------------------
                                              (Registrant)





Date: March 6, 2003                    By     E.Lagendijk
                                              -----------------------------
                                              E. Lagendijk
                                              Senior Vice President and
                                              General Counsel